Exhibit 99.1

Dingdong Announces US$30.0 Million Share Repurchase Program

SHANGHAI, December 20, 2021—Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading and the fastest growing on-demand e-commerce company in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$30.0 million of its shares over a period until December 19, 2022.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its existing cash balance.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading and fastest-growing on-demand e-commerce company in China providing users with fresh produce, meat and seafood, and other daily necessities through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. From its core product category of fresh groceries, Dingdong has expanded to provide other daily necessities to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives. At the same time, Dingdong is working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; Dingdong’s proposed use of proceeds; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

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Dingdong Fresh

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